                                                                  Exhibit (a)(8)


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

Contact:  Susan Gordon  702-4309


                       ICAHN UNIT TO INITIATE TENDER OFFER


Mount Kisco, N.Y., November 16, 1998 - Carl C. Icahn announced today that he will initiate a tender offer (the "Offer") for up to ten million Depositary Units of American Real Estate Partners, L.P. (NYSE:ACP), a Delaware limited partnership, at a purchase price of $10.50 per Unit, net to the seller in cash. The bidder will be a newly formed entity controlled by Mr. Icahn.

         It is anticipated that the Offer will commence on or before November 20, 1998.

         The Units sought constitute approximately 21.7% of the outstanding Units of the Partnership. Mr. Icahn currently is the beneficial owner of approximately 68% of the outstanding Units.

         The Offer is not subject to financing.